

Mail Stop 3233

September 2, 2016

<u>Via E-mail</u>
Marty Louie
Chief Financial Officer
23975 Park Sorrento, Suite 400
Calabasas, California 91302

> **Re: Marcus & Millichap, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 001-36155**

Dear Mr. Louie:

We have reviewed your filing and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

1. We note your disclosure regarding individual stock awards to Mr. Nadji and Mr. Louie. In future Exchange Act periodic reports where executive compensation disclosure is required, please expand your disclosure to describe the basis for each individual stock award to your named executive officers, including how you determined the specific amounts. Refer to Item 402(o)(5) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Staff Attorney
Office of Real Estate and
Commodities

cc: Bob Kennis